

02041595

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

p. ⊑

For ... *17 Jun 2002*

**The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   **Form 40-F** _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   **No**   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

c:\msoff\win
\aud\court\issues\stockex

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange Requirements

All relevant boxes should be completed in typed block capital letters

1. Name of Company BANK OF IRELAND	2. Name of Director BRIAN GOGGIN
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest AS 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) BRIAN GOGGIN
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) ———	6. Please state the nature of the transaction and the nature and extent of the directors interest in the transaction EXERCISE OF OPTIONS

7. Number of shares/ amount of stock acquired 35,214	8. Percentage of issued Class 0·003%	9. Number of shares/ amount of stock disposed ———	10. Percentage of issued Class ———

11. Class of security ORDINARY STOCK	12. Price per share 1·436 EURO	13. Date of transaction 17 JUNE 2002	14. Date company informed 17 JUNE 2002
15. Total holding following this notification 159,421		16. Total percentage holding of issued class following this notification 0·02%	

If a director has been granted options by the company please complete the following boxes

17. Date of grant	18. Period during or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries TERENCE H. FORSYTH + 353 1 6043400
25. Name and signature of authorised company official responsible for making this notification Date of notification 17 JUNE 2002	TERENCE H. FORSYTH.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

**The Governor and Company
of the Bank of Ireland**

T.H. Forsyth
Group Secretary

Date: _17 June 2002_